# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALKAMI TECHNOLOGY, INC., CIK 0001529274
CUSIP: 01644J108
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas (TX), 75024
Date of event which requires filing of this statement: 05/05/2026
Amends the filing with accession number 0000950142-26-000686
Filed by CIK 0001017645
Persons authorized to receive notices and communications: Michael Gosk, c/o General Atlantic Service Company, LP, 55 East 52nd Street, 33rd Floor, New York, New York (NY), 10055, (212) 715-4000

## Reporting persons
- General Atlantic, L.P. (CIK 0001017645): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,445,994; sole dispositive power 0; shared dispositive power 17,445,994; aggregate amount beneficially owned 17,445,994 (16.3% of the class)
  Comment: Includes 34,731 shares and 7,225 restricted stock units held by Raphael Osnoss, who is an employee of General Atlantic Service Company, L.P. ("GASC"), solely for the benefit of GASC, which is controlled by the Partnership Committee (as defined below).
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- General Atlantic Partners 100, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- General Atlantic (AL), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- General Atlantic Partners (Bermuda) EU, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- General Atlantic Partners (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- General Atlantic GenPar (Lux) SCSp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- General Atlantic (Lux) S.a r.l.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- General Atlantic GenPar (Bermuda), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,404,038; sole dispositive power 0; shared dispositive power 17,404,038; aggregate amount beneficially owned 17,404,038 (16.3% of the class)
- GAP (Bermuda) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,445,994; sole dispositive power 0; shared dispositive power 17,445,994; aggregate amount beneficially owned 17,445,994 (16.3% of the class)
  Comment: Includes 34,731 shares and 7,225 restricted stock units held by Raphael Osnoss, who is an employee of GASC, solely for the benefit of GASC, which is controlled by the Partnership Committee.
- General Atlantic Partners (Bermuda) IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,758,720; sole dispositive power 0; shared dispositive power 7,758,720; aggregate amount beneficially owned 7,758,720 (7.2% of the class)
- General Atlantic (SPV) GP (Bermuda), LLC: type of reporting person: other (OO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,758,720; sole dispositive power 0; shared dispositive power 7,758,720; aggregate amount beneficially owned 7,758,720 (7.2% of the class)
- GA AL Holding, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 9,645,318; sole dispositive power 0; shared dispositive power 9,645,318; aggregate amount beneficially owned 9,645,318 (9% of the class)
- GENERAL ATLANTIC (AL) SPV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,071,479; sole dispositive power 0; shared dispositive power 7,071,479; aggregate amount beneficially owned 7,071,479 (6.6% of the class)
- GAP Coinvestments PE Holdco, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)
- GAP Coinvestments PE, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)
- GAP Coinvestments PE Holdco GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)
- GAP Holdings GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)
- GAP Coinvestments PE GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)
- GA AL Holding II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,412,558; sole dispositive power 0; shared dispositive power 5,412,558; aggregate amount beneficially owned 5,412,558 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: ALKAMI TECHNOLOGY, INC.
Address of issuer's principal executive offices: 5601 Granite Parkway, Suite 120, Plano, Texas (TX), 75024
Comment: This Amendment No. 2 to Schedule 13D (the "Statement") is being filed to amend the Statement as originally filed with the Securities and Exchange Commission on August 20, 2025, as amended by Amendment No. 1 dated March 11, 2026, with respect to the common stock, par value $0.001 per share (the "common stock") of Alkami Technology, Inc. a company incorporated in Delaware (the "Company"), whose principal executive offices are located at 5601 Granite Parkway, Suite 120, Plano, Texas 75024. Except as otherwise provided herein, each Item of the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Statement is being filed by a "group," as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are: (i) General Atlantic, L.P., a Delaware limited partnership ("GA LP"); (ii) General Atlantic (SPV) GP, LLC, a Delaware limited liability corporation ("GA SPV GP"), (iii) General Atlantic Partners 100, L.P., a Delaware limited partnership ("GAP 100"); (iv) General Atlantic (AL), L.P., a Delaware limited partnership ("GA AL"), (v) General Atlantic Partners (Bermuda) EU, L.P., a Bermuda limited partnership ("GAP Bermuda EU"); (vi) General Atlantic Partners (Lux), SCSp, a Luxembourg special limited partnership ("GAP Lux"), (vii) General Atlantic GenPar, L.P., a Delaware limited partnership ("GA GenPar"), (viii) GAP Coinvestments III, LLC, a Delaware limited liability corporation ("GAPCO III"), (ix) GAP Coinvestments IV, LLC, a Delaware limited liability corporation ("GAPCO IV"), (x) GAP Coinvestments V, LLC, a Delaware limited liability corporation ("GAPCO V"), (xi) GAP Coinvestments CDA, L.P., a Delaware limited partnership ("GAPCO CDA"), (xii) General Atlantic GenPar (Lux), SCSp, a Luxembourg special limited partnership ("GA GenPar Lux"), (xiii) General Atlantic (Lux) S.a r.l., a Luxembourg company ("GA Lux"), (xiv) General Atlantic GenPar (Bermuda), L.P., a Bermuda limited partnership ("GenPar Bermuda"), (xv) GAP (Bermuda) L.P., a Bermuda limited partnership ("GAP Bermuda"), (xvi) General Atlantic Partners (Bermuda) IV, L.P., a Bermuda limited partnership ("GAP Bermuda IV"), (xvii) General Atlantic (SPV) GP (Bermuda), LLC, Bermuda limited liability corporation ("GA SPV Bermuda"), (xviii) GA AL Holding, L.P., a Bermuda limited partnership ("GA AL Holding"), (xix) General Atlantic (AL) SPV, L.P., a Delaware limited partnership ("GA SPV"), GAP Coinvestments PE Holdco, L.P., a Delaware limited partnership ("GAP PE Holdco"), GAP Coinvestments PE, L.P., a Delaware limited partnership ("GAP PE"), GAP Coinvestments PE Holdco GP, L.P., a Delaware limited partnership ("GAP PE Holdco GP"), GAP Coinvestments PE GP, LLC, a Delaware limited liability company ("GAP PE GP"), GAP Holdings GP, LLC, a Delaware limited liability company ("GAP Holdings GP"), and GA AL Holding II, L.P., a Bermuda limited partnership ("GA AL Holding II"). Each of the foregoing is referred to as a Reporting Person and collectively as the "Reporting Persons." GAP 100, GAP Bermuda EU, GAP Bermuda IV and GAP Lux are collectively referred to as the "GA Funds." GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA are collectively referred to as the "Sponsor Coinvestment Funds." Raphael Osnoss, an employee of GASC and director of the Company, holds 34,731 common shares and 7,225 restricted stock units solely for the benefit of GASC, which is controlled by the Partnership Committee. The address of GAP Bermuda EU, GenPar Bermuda, GAP Bermuda, GA AL Holding, GA AL Holding II, GAP Bermuda IV and GA SPV Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The address of GAP Lux, GA GenPar Lux and GA Lux is 412F, Route d'Esch, L-1471 Luxembourg. The address of GAP 100, GA SPV GP, GA SPV, GA GenPar, GA AL, GAP PE Holdco, GAP PE, GAP PE GP, GAP PE Holdco GP, GAP Holdings GP and GA LP and each of the Sponsor Coinvestment Funds is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The following investment funds share beneficial ownership of the common shares held of record by GA AL, GA AL SPV, GA AL Holding and GA AL Holding II: GAP Bermuda EU, GAP Lux, GAPCO III, GAPCO IV, GAPCO V and GAPCO CDA. The following investment funds also share beneficial ownership of the common shares held of record by GA AL and GA AL SPV: GAP 100. The following investment funds also share beneficial ownership of the common shares held of record by GA AL Holding and GA AL Holding II: GAP Bermuda IV. The following investment funds also share beneficial ownership of the common shares held of record by GA AL SPV: GA AL. The following investment funds also share beneficial ownership of the common shares held of record by GA AL Holding II: GAP PE Holdco and GAP PE. The general partner of GA AL and GA SPV is GA SPV GP. The general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux. The general partner of GA AL Holding and GA AL Holding II is GA SPV Bermuda. The general partner of GAP Bermuda EU, the general partner of GAP Bermuda IV, the sole member of GA SPV Bermuda and the sole shareholder of GA Lux is GenPar Bermuda. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV, and GAPCO V, the general partner of GAPCO CDA, and is the sole member of GA SPV and GAP Holdings GP. GAP Bermuda, which is also controlled by the Partnership Committee, is the general partner of GenPar Bermuda. The general partner of GAP 100 is GA GenPar, and the general partner of GA GenPar is GA LP. GAP Holdings GP is the general partner of GAP PE Holdco GP, which is the general partner of GAP PE Holdco. GAP Holdings GP is the sole member of GAP PE GP, which is the general partner of GAP PE. As of the date hereof, there are six members of the Partnership Committee. Each of the members of the Partnership Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the Partnership Committee is as a managing director of GA LP.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons and none of the individuals listed on Schedule A have, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons obtained the funds for the purchases of common stock reported herein from contributions from the GA Funds and the Sponsor Coinvestment Funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the common stock. The Reporting Persons expect that they will, from time to time, review their investment position in the common stock or the Company and may, depending on the Company's performance and other market conditions, increase or decrease their investment position in the common stock. The Reporting Persons may, from time to time, make additional purchases of common stock either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons' evaluation of the Company's business, prospects and financial condition, the market for the common stock, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. The board of directors of the Company granted a waiver from Section 203 of the Delaware General Corporation Law to the Reporting Persons with respect to purchases of common stock up to a beneficial ownership position of 19.9%. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the common stock, and/or enter into derivative transactions with institutional counterparties with respect to the Company's securities, including the common stock. Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The percentages used herein are calculated based upon on an aggregate of 107,019,174 shares of common stock reported by the Company to be outstanding as of March 31, 2026, as reflected in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on April 30, 2026. By virtue of the fact that (i) the GA Funds and the Sponsor Coinvestment Funds contributed the capital to fund the purchases, and share beneficial ownership of, the common stock held of record by GA AL, GA AL Holding, GA AL Holding II, (ii) the general partner of GA AL and GA SPV is GA SPV GP, (iii) the general partner of GAP Lux is GA GenPar Lux, and the general partner of GA GenPar Lux is GA Lux., (iv) the general partner of GA AL Holding is GA SPV Bermuda, (v) the general partner of GAP Bermuda EU, the general partner of GAP Bermuda IV, the sole member of GA SPV Bermuda and the sole shareholder of GA Lux is GenPar Bermuda, (vi) GAP Lux has appointed Carne Global Fund Management (Luxembourg) S.A. (the "AIFM") as the alternative investment fund manager of GAP Lux pursuant to an alternative investment fund management agreement to undertake all functions required of an external alternative investment fund manager under the Luxembourg law of 12 July 2013 on alternative investment fund managers, as amended from time to time and GAP Lux has also entered into a delegated portfolio management and distribution agreement with the AIFM and GASC in order to appoint GASC to act as the portfolio manager of GAP Lux, (vii) the general partner of GAP 100 is GA GenPar, and the general partner of GA GenPar is GA LP, (viii) the general partner of GAP PE Holdco is GAP PE Holdco GP, and the general partner of GAP PE Holdco GP is GAP Holdings GP, (ix) the general partner of GAP PE is GAP PE GP, and the sole member of GAP PE GP is GAP Holdings GP, (x) GA LP, which is controlled by the Partnership Committee, is the managing member of GAPCO III, GAPCO IV, and GAPCO V, the general partner of GAPCO CDA, and is the sole member of GA SPV and GAP Holdings GP, (xi) GAP Bermuda, which is also controlled by the Partnership Committee, is the general partner of GenPar Bermuda and (xii) GASC, with respect to GAP Lux, is controlled by the Partnership Committee, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the common stock owned of record by GA AL and GA AL Holding. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the shares of common stock indicated on row (11) on such Reporting Person's cover page included herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the shares of common stock indicated on row (8) on such Reporting Person's cover page that may be deemed to be beneficially owned by each of them.
Transactions in the class effected during the past sixty days: The table in Annex A specifies the date, amount and weighted average price of shares of common stock purchased by the Reporting Persons since Amendment No. 1. The Reporting Persons effected purchases of shares of common stock through open market transactions and block trades. See Annex A.
Other persons with the right to receive dividends or sale proceeds: No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Agreement relating to the filing of the joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed). https://www.sec.gov/Archives/edgar/data/1529274/000095014226000686/eh260750617_ex01.htm

Exhibit 2: Annex A - Open Market Purchases

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (05/07/2026)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (05/07/2026)
- General Atlantic Partners 100, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (05/07/2026)
- General Atlantic (AL), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (05/07/2026)
- General Atlantic Partners (Bermuda) EU, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Ltd, GP of GAP (Bermuda) L.P., GP of General Atlantic GenPar (Bermuda), L.P, its general partner (05/07/2026)
- General Atlantic Partners (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/07/2026)
- General Atlantic Partners (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., the general partner of General Atlantic GenPar (Lux) SCSp, its general partner (05/07/2026)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/07/2026)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/07/2026)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/07/2026)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (05/07/2026)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (05/07/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A of General Atlantic (Lux) S.a r.l., its general partner (05/07/2026)
- General Atlantic GenPar (Lux) SCSp: /s/ William Blackwell, William Blackwell, Manager B of General Atlantic (Lux) S.a r.l., its general partner (05/07/2026)
- General Atlantic (Lux) S.a r.l.: /s/ Ingrid van der Hoorn, Ingrid van der Hoorn, Manager A (05/07/2026)
- General Atlantic (Lux) S.a r.l.: /s/ William Blackwell, William Blackwell, Manager B (05/07/2026)
- General Atlantic GenPar (Bermuda), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the general partner of GAP (Bermuda) L.P., its general partner (05/07/2026)
- GAP (Bermuda) L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, its general partner (05/07/2026)
- General Atlantic Partners (Bermuda) IV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (Bermuda) GP Limited, the GP of GAP (BERMUDA) L.P., the GP of GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its GP (05/07/2026)
- General Atlantic (SPV) GP (Bermuda), LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP (BERMUDA) L.P., the general partner of GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its managing member (05/07/2026)
- GA AL Holding, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner (05/07/2026)
- GENERAL ATLANTIC (AL) SPV, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (05/07/2026)
- GAP Coinvestments PE Holdco, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP Holdings GP, LLC, the general partner of GAP Coinvestments PE Holdco GP, L.P., its general partner (05/07/2026)
- GAP Coinvestments PE, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP Holdings GP, LLC, the sole member of GAP Coinvestments PE GP, L.P., its general partner (05/07/2026)
- GAP Coinvestments PE Holdco GP, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP Holdings GP, LLC, its general partner (05/07/2026)
- GAP Holdings GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director (05/07/2026)
- GAP Coinvestments PE GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of GAP Holdings GP, LLC, its sole member (05/07/2026)
- GA AL Holding II, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of GENERAL ATLANTIC (SPV) GP (BERMUDA), LLC, its general partner (05/07/2026)